SembCorp Industries

06012801

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

11 April 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

4/25

C:jesstan/MasnetAnn/SECltr

STATEMENT BY SEMBCORP INDUSTRIES LTD

SembCorp Industries refers to the articles, "SembCorp unit bags US$1.35b Abu Dhabi plant deal" and "SembCorp to plug into UAE market with $2b utilities stake" in today's The Business Times and The Straits Times. SembCorp wishes to refer its announcement on January 26, 2006 that its subsidiary SembCorp Utilities has been short listed and ranked first of two short listed bidders for the privatisation of an Independent Water and Power Plant in Fujairah, UAE by the Abu Dhabi Water and Electricity Authority (ADWEA). Negotiations are still ongoing and as at today, the company has not received any notice of award of the project from ADWEA. An announcement will be issued as and when it is appropriate.